Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

October 22, 2024

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Stryve Foods, Inc.
Registration Statement on Form S-1 (Registration No. 333-282043)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of Stryve Foods, Inc. (the “Company”), we hereby withdraw our prior letter dated October 21, 2024 to join the acceleration request of the Company for the above-referenced Registration Statement as of October 22, 2024.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking